Annual Report

Cover Page

Name of issuer:

Wehrloom LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: NC
Date of organization: 3/22/2013

Physical address of issuer:

257 Willie Colvin Rd
Robbijsville NC 2877112

Website of issuer:

http://www.wehrloom.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$116,694.42	$25,532.86
Cash & Cash Equivalents:	$116,694.42	$25,532.86
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$112,385.65	$31,426.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$310,761.89	$210,922.30
Cost of Goods Sold:	$163,462.70	$151,702.51
Taxes Paid:	$22,636.74	$21,564.81
Net Income:	$51,002.36	($16,714.53)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Wehrloom LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Aron Wehr	Managing Partner	Wehrloom LLC	2013
Jessica wehr	6th Grade Social Studies Teacher	Graham County School System	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Aron Wehr	CEO	2013
Jessica wehr	President	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jessica wehr	92.0 Membership Interests	92.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We believe there's an advantage to being the first meadery to open a taproom in downtown Asheville. If we don't move quickly we feel a competitor could move into this prime territory resulting in more dilution of customers.

Mead is a novel concept for a large portion of the general population. Early adoption may prove to be more difficult for this product.

We feel that our production will need to grow to have enough product on hand to sell at the new location. This will require additional equipment and employees which we have planned. If sales really take off we'll need to reevaluate and scale accordingly.

Our products depend on access to local honey. As beekeepers we do our best to control the supply chain, but multiple years of adverse weather could affect one of our main ingredients.

We're betting that we can pull customers from all the great breweries located in downtown Asheville and get them to try something new. Our experience has shown that people like new experiences, but if this did not prove itself we'd be forced to spend a good amount of money on marketing and advertising.

We are subject to governmental regulations affecting our business. The production and distribution of alcohol is a business that is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of non-alcohol related businesses. For example, the distribution and sale of mead requires various federal, state and local licenses, permits and approvals. If one or more regulatory authorities determines that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Jessica Wehr is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	FSA
Issue date	05/29/13
Amount	$68,000.00
Outstanding principal plus interest	$10,220.21 as of 10/30/19
Interest rate	1.375% per annum
Maturity date	05/29/20
Current with payments	Yes

FSA loan honeybees.

Loan

Lender	Mountain BizWorks
Issue date	02/01/18
Amount	$150,000.00
Outstanding principal plus interest	$137,698.49 as of 10/30/19
Interest rate	9.0% per annum
Maturity date	02/01/28
Current with payments	Yes

Equipment loan

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're beekeepers, whose focus has shifted to making Mead. We maintain hundreds of hives of our own and support hundreds more through contract. We manufacture an entire line of skin care products. And last but certainly not least, we're accomplished mead makers. Making delicious beverages from the honey we collect is our passion.

Wehrloom - Asheville is just the first step in our growth plan. We see it as a way to move our business model beyond our small town of Robbinsville located in the mountains with a population of less than 10K and let it thrive in a much bigger venue, Asheville, with a population of over 100K and annual visitors upwards of 10M, but what about an even bigger stage? Atlanta, GA is next on our radar and what we learn in Asheville will be invaluable.

Milestones

Wehrloom LLC was incorporated in the State of North Carolina in March 2013.

Since then, we have:

- $1M+ in lifetime revenue.

- 25K+ customers, growing 22% year over year.

- Sold in 50+ locations in Western North Carolina.

- Mead is the next big craft beverage, with a new meadery opening every 3 days nationwide.

- Opening Asheville's first taproom dedicated to serving mead.

- Honeybee apiary with over 9 years experience.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $310,761.89 compared to the year ended December 31, 2018, when the Company had revenues of $210,922.30. Our gross margin was 47.4% in fiscal year 2019, compared to 28.08% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $116,694.42, including $116,694.42 in cash. As of December 31, 2018, the Company had $25,532.86 in total assets, including $25,532.86 in cash.

- *Net Income.* The Company has had net income of $51,002.36 and net losses of $16,714.53 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $112,385.65 for the fiscal year ended December 31, 2019 and $31,426 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $218,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 0 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Wehrloom LLC cash in hand is $26,804, as of May 2019. Over the last three months, revenues have averaged $26,381/month, cost of goods sold has averaged $8,443/month, and operational expenses have averaged $6,438/month, for an average net margin of $11,500 per month. Our intent is to be profitable in 0 months.

Being a retail business we've been affected by the stay at home orders here in NC related to the Coronavirus. As travel restrictions are lightening up, we're slowly seeing traffic in our store return to a more normal level.

We expect that opening a storefront in Asheville will expose our brand and products to a larger number of new customers in our current market. We foresee this also having an affect not only on retail sales, but on our wholesale accounts and expect to see an increase there as well.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Aron Wehr, certify that:

(1) the financial statements of Wehrloom LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Wehrloom LLC included in this Form reflects accurately the information reported on the tax return for Wehrloom LLC filed for the fiscal year ended 2018.

Aron Wehr
Managing Partner

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.wehrloom.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Aron Wehr
- Jessica wehr

Appendix E: Supporting Documents

- Operating_Agreement__Wehrloom_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Wehrloom Honey Revenue Share
- Wehrloom Honey Revenue Share

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Aron Wehr
- Jessica wehr

Appendix E: Supporting Documents

- Operating_Agreement__Wehrloom_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Wehrloom LLC

By

Aron Wehr

Co-Founder, Head Mead Maker

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jessica Wehr

President

5/17/2020

Aron Wehr

Co-Founder, Head Mead Maker
5/17/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.